NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	September 23, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. ESTABLISHES PRV INSPECTION AND RE-CERTIFICATION SERVICES

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to report that it has established an in-house inspection and re-certification service for our pressure relief valves (PRV) due to high customer demand.

It is customary in the railway industry that every 5 years a PRV in service should be inspected, repaired or retrofitted, and re-certified for commercial service. This will be a new revenue source for the Company and will further strengthen our relationships with our stakeholders.

Since 2010, Kelso has become a premium supplier of reliable high quality PRVs with over 25,000 PRVs in service with no reported failures – a track record of which we are very proud. We are in position in our state-of-the-art facilities in Bonham, Texas to provide this new service with no additional outlay of capital. Our PRV reliability and new inspection services combined with our recently announced one year seal warranty program for our PRV distinguishes Kelso from its competitors by a considerable margin.

James R Bond, CEO of the Company comments that, “Despite regulatory uncertainty, tough economic conditions and a virtual standstill in the oil industry in 2015 Kelso continues to develop new revenue opportunities based on customer input. While oil-based revenues (14% of rail market) have declined sharply in 2015 the chemical industry (66% of rail market) has remained stable. We remain focused and optimistic on our strategic direction as we are in the final testing stages of our vacuum relief valve and bottom outlet valves. Kelso will be ready for full distribution when final AAR approvals are received and the rail tank car market improves in 2016 and beyond.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that PRV servicing will be a new revenue source for the Company and will further strengthen our relationships with our stakeholders; that our PRV reliability and new inspection services combined with our one year seal warranty program for our PRV distinguishes Kelso from its competitors by a considerable margin; that we remain focused and optimistic on our strategic direction as we are in the final testing stages of our vacuum relief valve and bottom outlet valves; and Kelso will be ready for full distribution of all our products when final AAR approvals are received and the rail tank car market improves in 2016 and beyond. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com